

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Max Munn
President
Applied UV, Inc.
150 N. Macquesten Parkway
Mount Vernon, NY 10550

      Re: Applied UV, Inc.
           Registration Statement on Form S-3
           Filed July 1, 2022
           File No. 333-266015

Dear Mr. Munn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alex King at 202-551-8631 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing